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                                                                   Exhibit 99.54

Barristers & Solicitors                        MCCARTHY TETRAULT LLP
Patent & Trade-mark Agents                     Suite 3300, 421 - 7th Avenue S.W.
                                               Calgary, Alberta
                                               Canada T2P 4K9
                                               Telephone: 403 260-3500
                                               Facsimile: 403 260-3501
                                               www.mccarthy.ca

McCarthy Tetrault

December 22, 2005

VIA SEDAR

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

RE: TRANSITION THERAPEUTICS INC. (THE "CORPORATION")
    SHORT FORM PROSPECTUS DATED DECEMBER 22, 2005

We refer to the final short form prospectus of the Corporation dated December 22, 2005 (the "PROSPECTUS") relating to the offering of 15,000,000 Common Shares of the Corporation.

We hereby consent to the references to our firm name on the second page of the Prospectus and under the heading "Interests of Experts" and to the use of our firm name and reference to our opinion under the heading "Eligibility for Investment", all as contained in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinion or that are within our knowledge as a result of our preparation such opinion.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not, under any circumstances, be relied upon by any other person for any other purpose.

                                        Yours truly,


                                        /signed/ "McCarthy Tetrault LLP"
                                        McCarthy Tetrault LLP